July 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst

Re:	Gateway, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 26, 2007
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Filed May 10, 2007
File no. 001-14500

Dear Mr. Kronforst:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the referenced annual report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) and the referenced quarterly report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”) in the letter dated July 2, 2007 (the “Comment Letter”), addressed to John P. Goldsberry, Senior Vice President and Chief Financial Officer of the Company.

On behalf of the Company, I am writing to respond to the comments of the Staff. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers in this letter refer to the page numbers contained in the Form 10-K or Form 10-Q.

As described in more detail in the responses to the comments below, the Company believes the nature and materiality of any proposed changes to the disclosures does not warrant amending the Form 10-K or Form 10-Q and request that any changes be addressed in a prospective manner.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

(f)	Receivable from Suppliers, page 46

1.	Please tell us more about the arrangements that result in receivables from suppliers and tell us how you are accounting for these arrangements. As part of your response,

explain the income statement impact of these transactions and refer to the authoritative guidance that you relied upon when determining your accounting.

The Company purchases components/raw materials from a variety of third party suppliers. The Company then sells the purchased components/raw materials to original design manufacturers (“ODM” or “ODMs”) at a fixed price. Title and risk of loss pass to the ODM at this time. Concurrent with the sale of components/raw materials to the ODM, the Company issues a purchase order committing to purchase the related finished goods inventory at a fixed price. The ODM uses the components/raw materials to assemble/manufacture the finished goods. The finished goods are then sold back to the Company pursuant to the purchase order. The Company accounts for these component sales transactions by debiting “Receivables from Suppliers” and crediting inventory.

The Company considered several sources of authoritative guidance in determining its treatment including EITF 93-11, Accounting for Barter Transactions Involving Barter Credits; EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty; FAS 49, Accounting for Product Financing Arrangements; APB 29, Accounting for Nonmonetary Transactions; FAS 153, Exchanges of Nonmonetary Assets; and specifically Staff Accounting Bulletin 104, Revenue Recognition. SAB 104 notes “products delivered to a consignee pursuant to a consignment arrangement are not sales and do not qualify for revenue recognition until a sale occurs.” In the Company’s assessment of these buy/sell arrangements, it was noted that per SAB 104 “other situations may exist where title to delivered products passes to a buyer, but the substance of the transaction is that of a consignment or financing.” And that revenue recognition is generally precluded in cases in which “the seller is required to repurchase the product (or a substantially identical product or processed goods of which the product is a component) at specified prices that are not subject to change…”

These arrangements are entered into solely for the benefit of the Company and, pursuant to the purchase orders, the Company is still obligated to the ODM regardless of pricing or forecast changes. Thus, despite the fact that title does pass to the ODM as part of these buy/sell arrangements, the transactions are not a culmination of the earnings process and therefore are not recorded as revenue.

The amounts due from ODMs represent valid receivables as payment is expected from and has been historically received from the ODMs. However, such receivables are not customer or trade receivables and have been appropriately excluded from presentation as Accounts Receivable. The “Receivables from Suppliers” do represent a current asset of the Company and are most appropriately classified as other current assets. Due to the materiality of the balance, it is considered inappropriate to aggregate these receivables into the caption “Other Current Assets” and thus they are presented as a separate caption.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 4. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 33

2.	We note your disclosure that “except as discussed above, there were no other changes…that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Your disclosure should state clearly, if correct, that there were [emphasis added] changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosures in future filings.

The Company described the weaknesses noted and the remediation actions taken including changes in internal controls in the above referenced section, however there was not an explicit statement that such changes in internal control were made. The Company will provide such a statement in future filings, as necessary.

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The Company further acknowledges the following in connection with the filing of its response to the Comment Letter: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this filing. Please contact Mr. Neal West, Vice President and Corporate Controller, if you or other members of the Staff have any further questions or comments concerning the Company’s responses.

Yours very truly,

/s/ John P. Goldsberry
John P. Goldsberry Senior Vice President and Chief Financial Officer